As filed with the Securities and Exchange Commission on June 8, 2004
                                                     Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

      For Depositary Shares Evidenced by American Depositary Receipts for ordinary shares, nominal value 2 euro per share of

                                SANOFI-SYNTHELABO
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                     FRANCE
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street New York, N.Y. 10286
                                 (212) 495-1727
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                         101 Barclay Street, 22nd Floor
                            New York, New York, 10286
                                 (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                              Peter B. Tisne, Esq.
                           Emmet, Marvin & Martin, LLP
                                 120 Broadway
                            New York, New York 10271
                                 (212) 238-3010

         It is proposed that this filing become effective under Rule 466
                           [X] immediately upon filing
                          [ ] on ( Date ) at ( Time ).

      If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------
                                                                   Proposed                   Proposed             Amount of
        Title of each class              Amount to be       maximum aggregate price       maximum aggregate       registration
   of Securities to be registered         registered              per unit (1)              offering price           fee (2)
----------------------------------------------------------------------------------------------------------------------------------
  American Depositary Shares         200,000,000 American           $5.00                    $10,000,000            $1,270.00
  evidenced by American               Depositary Shares
  Depositary Receipts, each
  American Depositary Share
  representing ordinary shares,
  nominal value 2 euro per share,
  of Sanofi-Synthelabo
----------------------------------------------------------------------------------------------------------------------------------

      1 For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.
      2 Calculated as the product of the proposed maximum aggregate offering price and .00012670.

                                   ----------

      The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

                              Cross Reference Sheet

                                                                         Location in Form of Receipt
Item Number and Caption                                                  Filed Herewith as Prospectus
-----------------------                                                  ----------------------------
1. Name and  address of  depositary                                      Introductory  Article

2. Title of  American Depositary  Receipts  and  identity  of            Face of Receipt, top center
deposited securities

      Terms of Deposit:

      (i) The amount of  deposited  securities  represented              Face of Receipt, upper right corner
      by one unit of American Depositary Receipts

      (ii) The procedure for voting, if any, the                         Articles number 15, 16 and 18
      deposited securities

      (iii) The collection and distribution of dividends                 Articles number 4, 12, 13, 15 and
                                                                         18

      (iv) The  transmission of notices,  reports and proxy              Articles number 11, 15, 16 and 18
      soliciting material

      (v)   The sale or exercise of rights                               Articles number 13, 14, 15 and 18

      (vi)  The  deposit  or sale of  securities  resulting              Articles  number 12, 13, 15, 17 and
      from dividends, splits or plans of reorganization                  18

      (vii)  Amendment,  extension  or  termination  of the              Articles number 20 and 21
      deposit agreement

      (viii)  Rights of holders of  Receipts to inspect the              Article number 11
      transfer  books  of the  depositary  and the  list of
      holders of Receipts

      (ix)  Restrictions  upon  the  right  to  deposit  or              Articles  number  2,  3, 4, 5, 6, 8
      withdraw the underlying securities                                 and 22

      (x)   Limitation upon the liability of the depositary              Articles number 14, 18, 19 and 21

3.  Fees and Charges                                                     Articles number 7 and 8

Item - 2. Available Information

      Public reports furnished by issuer                                 Article number 11

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

      a.    Form  of  Deposit   Agreement  dated  as  of  June  28,  2002  among
            Sanofi-Synthelabo, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

      b. Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

      c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

      d. Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

      e.    Certification under Rule 466. - Filed herewith as Exhibit 5.

      f.    Power of Attorney. - Filed herewith as Exhibit 6.

Item - 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 7, 2004.

                              Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, nominal value 2 euro per share, of Sanofi-Synthelabo.

                              By: The Bank of New York,
                                  As Depositary

                              By: /s/ Vincent J. Cahill, Jr.
                                  --------------------------
                                  Vincent J. Cahill, Jr.
                                  Vice President

      Pursuant to the requirements of the Securities Act of 1933, Sanofi-Synthelabo has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Paris, France on June 8, 2004.

                                 SANOFI-SYNTHELABO

                                 By: /s/ Jean-Francois Dehecq
                                     -------------------------------------------
                                     Name: Jean-Francois Dehecq
                                     Title: Chairman and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                                          Title                            Date
             ---------                                          -----                            ----

    /s/ Jean-Francois Dehecq                   Chairman, Chief Executive Officer and         June 8, 2004
-----------------------------------            Director (Principal Executive Officer)
      Jean-Francois Dehecq

     /s/ Marie-Helene Laimay                    Senior Vice President and Chief Financial      June 8, 2004
-----------------------------------             Officer (Principal Financial Officer)
        Marie-Helene Laimay

      /s/ Jean-Luc Renard                        Vice President Corporate Accounting and       June 8, 2004
-----------------------------------              Tax (Principal Accounting Officer)
         Jean-Luc Renard

                *                                             Director                       June 8, 2004
-----------------------------------
     Rene Barbier de la Serre

                *                                             Director                       June 8, 2004
-----------------------------------
        Robert Castaigne

                *                                             Director                       June 8, 2004
-----------------------------------
   Pierre Castres Saint Martin

                *                                             Director                       June 8, 2004
-----------------------------------
       Thierry Desmarest

                *                                             Director                       June 8, 2004
-----------------------------------
          Lord Douro

             Signature                                          Title                            Date
             ---------                                          -----                            ----

                *                                             Director                       June 8, 2004
-----------------------------------
          Elf Aquitaine
   Represented by:  Jean-Paul Leon

                *                                             Director                       June 8, 2004
-----------------------------------
     Pierre-Gilles de Gennes


-----------------------------------                           Director
         Herve Guerin

                *                                             Director                       June 8, 2004
-----------------------------------
            L'Oreal
Represented by:  Christian Mulliez

                *                                             Director                       June 8, 2004
-----------------------------------
      Lindsay Owen-Jones


                *                                             Director                       June 8, 2004
-----------------------------------
       Gerard Van Kemmel


                *                                             Director                       June 8, 2004
-----------------------------------
       Bruno Weymuller


                *                                Authorized Representative in the United     June 8, 2004
-----------------------------------                        States of America
       Timothy Rothwell


* By: /s/ Laurent Cohen-Tanugi
     -----------------------------------
     Name: Laurent Cohen-Tanugi
     As Attorney-in-fact for each of the
      persons indicated

                                INDEX TO EXHIBITS

Exhibit
Number            Exhibit
-------           -------

  1 Form of Deposit Agreement dated as of June 28, 2002 among Sanofi-Synthelabo, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

  4 Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

  5               Certification under Rule 466.

  6               Power of Attorney.